Exhibit 99.1

Zhongchao Inc. Offers Advanced Workshops in Partnership with European
Wound Management Association (EWMA)

Shanghai, China, Aug. 21, 2020 /PRNewswire/-- Zhongchao Inc. (NASDAQ: ZCMD) (“Zhongchao” or the “Company”), a healthcare services company offering patient management, online healthcare information, professional training and educational services, today announced that it continues to partner with European Wound Management Association (“EWMA”) to offer advanced workshops on wound care and rehabilitation (the “Workshops”) to physicians. The Workshops cover Wound Management Core Course and Wound Healing Advanced Course, both of which are part of the EWMA Curriculums on Wound Healing for Physicians (the “EWMA Curriculums”) and are exclusively licensed to Zhongchao in China. The Workshops are offered on-site only with each session typically taking 5 full days. Upon completion of a workshop session, participants are eligible to take a qualification exam and receive an EWMA certificate.

This year’s Workshops will kick off next week with first session taking place September 11-17, 2020 in Xi’An City, Shaanxi Province. In honor of the health workers who were at the forefront of the COVID-19 response, Zhongchao offers fee waiver for qualified participants.

Weiguang Yang, Chairman and Chief Executive Officer of Zhongchao, commented, “For over 29 years, EWMA has evolved into a global leader in promoting cutting edge wound treatment and management solutions and the EWMA Curriculums have been recognized as the most rigorous and authoritative training program in wound care. Today’s announcement marks the third year of cooperation between Zhongchao and EWMA. We expect physicians from multiple specialties, including burns, orthopedics, microsurgery, plastic surgery, vascular surgery, endocrinology, repair and reconstruction, and wound care, to participate in our week-long workshop sessions in the coming month.”

About EWMA

Established in 1991, the European Wound Management Association (“EWMA”) is a European not-for-profit umbrella organization, linking national wound management organizations, individuals and groups with interest in wound care. Through sponsorship of training curriculums, research journals, conferences and project initiatives, EWMA promotes the advancement of education, research, and practice into native epidemiology, pathology, diagnosis, prevention and management of wounds of all aetiologies. More information about EWMA can be found at www.ewma.org.

About Zhongchao Inc.

Incorporated in 2012 with headquarter offices in Shanghai and Beijing, China, Zhongchao Inc. is an online provider of healthcare information, professional training and educational services to healthcare professionals under its “MDMOOC” platform (www.mdmooc.org) and to the public under its “Sunshine Health Forums” platform (www.ygjkclass.com) in China. The Company also offers patient management services under its “Zhongxun” platform (www.zhongxun.online). More information about the Company can be found at its investor relations website at http://izcmd.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the professional training and educational services market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC, the length and severity of the recent coronavirus outbreak, including its impacts across our business and operations.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Pei Xu, CFO

Email: xupei@mdmooc.org

Phone: +86 21-3220-5987

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com

Phone: +1 732-910-9692